UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Pacific Mercantile Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

694552100

(CUSIP Number)

Carpenter Community BancFund, L.P.

c/o Carpenter & Company

2 Park Plaza, Suite 550

Irvine, California 92614

(949) 261-8888

Copy to:

Joshua A. Dean, Esq.

Sheppard Mullin Richter & Hampton LLP

650 Town Center Drive, Fourth Floor

Costa Mesa, California 92626

(714) 424-8292

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 694552100

1.	Name of Reporting Person: Carpenter Community BancFund, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Purchase to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 21,739(1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 21,739(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,739(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0.1(2)%

14.	Type of Reporting Person (See Instructions): PN

(1)   Consists of 12,409 shares of the Company’s common stock (the “Common Stock”) held by Edward J. Carpenter and 9,330 shares of Common Stock held by John D. Flemming.  Each of the Reporting Persons disclaims beneficial ownership of all such securities except to the extent of his or its pecuniary interest therein.

(2)   Based on 21,917,995 shares of Common Stock outstanding as of September 14, 2018, as reported in the current report on Form 8-K filed by the Issuer on September 14, 2018.

CUSIP No. 694552100

1.	Name of Reporting Person: Carpenter Community BancFund-A, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Purchase to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 21,739(1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 21,739(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,739(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0.1(2)%

14.	Type of Reporting Person (See Instructions): PN

(1)   Consists of 12,409 shares of Common Stock held by Edward J. Carpenter and 9,330 shares of Common Stock held by John D. Flemming.  Each of the Reporting Persons disclaims beneficial ownership of all such securities except to the extent of his or its pecuniary interest therein.

(2)   Based on 21,917,995 shares of Common Stock outstanding as of September 14, 2018, as reported in the current report on Form 8-K filed by the Issuer on September 14, 2018.

CUSIP No. 694552100

1.	Name of Reporting Person: Carpenter Fund Manager GP, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Purchase to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 21,739(1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 21,739(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,739(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0.1(2)%

14.	Type of Reporting Person (See Instructions): OO

(1)   Consists of 12,409 shares of Common Stock held by Edward J. Carpenter and 9,330 shares of Common Stock held by John D. Flemming.  Each of the Reporting Persons disclaims beneficial ownership of all such securities except to the extent of his or its pecuniary interest therein.

(2)   Based on 21,917,995 shares of Common Stock outstanding as of September 14, 2018, as reported in the current report on Form 8-K filed by the Issuer on September 14, 2018.

CUSIP No. 694552100

1.	Name of Reporting Person: Edward J. Carpenter

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Purchase to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 21,739(1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 21,739(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,739(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0.1(2)%

14.	Type of Reporting Person (See Instructions): IN

(1)   Consists of 12,409 shares of Common Stock held by Edward J. Carpenter and 9,330 shares of Common Stock held by John D. Flemming.  Each of the Reporting Persons disclaims beneficial ownership of all such securities except to the extent of his or its pecuniary interest therein.

(2)   Based on 21,917,995 shares of Common Stock outstanding as of September 14, 2018, as reported in the current report on Form 8-K filed by the Issuer on September 14, 2018.

CUSIP No. 694552100

1.	Name of Reporting Person: John D. Flemming

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Purchase to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 21,739(1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 21,739(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,739(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0.1(2)%

14.	Type of Reporting Person (See Instructions): IN

(1)   Consists of 12,409 shares of Common Stock held by Edward J. Carpenter and 9,330 shares of Common Stock held by John D. Flemming.  Each of the Reporting Persons disclaims beneficial ownership of all such securities except to the extent of his or its pecuniary interest therein.

(2)   Based on 21,917,995 shares of Common Stock outstanding as of September 14, 2018, as reported in the current report on Form 8-K filed by the Issuer on September 14, 2018.

CUSIP No. 694552100

1.	Name of Reporting Person: Howard N. Gould

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Purchase to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 21,739(1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 21,739(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,739(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0.1(2)%

14.	Type of Reporting Person (See Instructions): IN

(1)   Consists of 12,409 shares of the Common Stock held by Edward J. Carpenter and 9,330 shares of Common Stock held by John D. Flemming.  Each of the Reporting Persons disclaims beneficial ownership of all such securities except to the extent of his or its pecuniary interest therein.

(2)   Based on 21,917,995 shares of Common Stock outstanding as of September 14, 2018, as reported in the current report on Form 8-K filed by the Issuer on September 14, 2018.

CUSIP No. 694552100

1.	Name of Reporting Person: Arthur A. Hidalgo

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Purchase to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 21,739(1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 21,739(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,739(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0.1(2)%

14.	Type of Reporting Person (See Instructions): IN

(1)   Consists of 12,409 shares of the Common Stock held by Edward J. Carpenter and 9,330 shares of Common Stock held by John D. Flemming.  Each of the Reporting Persons disclaims beneficial ownership of all such securities except to the extent of his or its pecuniary interest therein.

(2)   Based on 21,917,995 shares of Common Stock outstanding as of September 14, 2018, as reported in the current report on Form 8-K filed by the Issuer on September 14, 2018.

CUSIP No. 694552100

1.	Name of Reporting Person: James B. Jones

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Purchase to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 21,739(1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 21,739(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,739(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0.1(2)%

14.	Type of Reporting Person (See Instructions): IN

(1)   Consists of 12,409 shares of the Common Stock held by Edward J. Carpenter and 9,330 shares of Common Stock held by John D. Flemming.  Each of the Reporting Persons disclaims beneficial ownership of all such securities except to the extent of his or its pecuniary interest therein.

(2)   Based on 21,917,995 shares of Common Stock outstanding as of September 14, 2018, as reported in the current report on Form 8-K filed by the Issuer on September 14, 2018.

CUSIP No. 694552100

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons on April 20, 2012 with respect to the common stock (“Common Stock”) of Pacific Mercantile Bancorp (the “Company” or the “Issuer”), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on April 10, 2013 (“Amendment No. 1”).  This Amendment is being filed to report the sale of all of the equity interests of the Company held by Carpenter Community BancFund, LP and Carpenter Community BancFund-A, LP, which may have been deemed to be beneficially owned by the Reporting Persons.  Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the original Schedule 13D or Amendment No. 1, as the case may be. This Amendment amends and restates, or supplements, as the case may be, Items 4, 5, 6 and 7 of the original Schedule 13D (as amended by Amendment No.1) as set forth below. Except as set forth herein, the original Schedule 13D, as amended by this Amendment and Amendment No. 1, is unmodified.

Item 4.        Purpose of Transaction.

Item 4 of the original Schedule 13D is hereby supplemented by adding the following information:

On September 14, 2018, Carpenter Community BancFund, LP and Carpenter Community BancFund-A, LP (the “Carpenter Funds”) sold all of their equity interest in the Company to certain accredited investors in privately negotiated transactions (the “Carpenter Disposition Transactions”).  The Carpenter Disposition Transactions included the sale of 1,467,155 shares of a new series of non-voting preferred stock designated as Series A Non-Voting Preferred Stock (the “Series A Non-Voting Preferred Stock”) that the Company issued to the Carpenter Funds in exchange for 1,467,155 shares of the Company’s common stock, no par value per share (the “Common Stock”), owned by the Carpenter Funds.  The shares of Series A Non-Voting Preferred Stock were issued to the Carpenter Funds to facilitate the Carpenter Disposition Transactions and have substantially the same rights, preferences and privileges of the Common Stock, except that the Series A Non-Voting Preferred Stock is not entitled to vote on any matter other than where required under California law and that each share of Series A Non-Voting Preferred Stock has a liquidation preference of $0.0001 per share over the Common Stock.

The lead investor in the Carpenter Disposition Transactions, Patriot Financial Partners III, L.P., a Delaware limited partnership (“Patriot”), acquired 2,169,208 shares of Common Stock and 1,467,155 shares of the Series A Non-Voting Preferred Stock from the Carpenter Funds.  The remaining 3,781,230 shares of Common Stock held by the Carpenter Funds were sold to other accredited investors in privately negotiated transactions. After giving effect to the Carpenter Disposition Transactions, Patriot holds a 15.6% equity interest in the Company and the Carpenter Funds hold no shares of Common Stock or other equity interests in the Company.

Item 5.        Interest in Securities of the Issuer

Item 5 of the original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

Edward J. Carpenter holds 12,409 shares of Common Stock and John D. Flemming holds 9,330 shares of Common Stock.  Each of the Reporting Persons disclaims beneficial ownership of all such securities except to the extent of his or its pecuniary interest therein.  Except as set forth in the first sentence of this paragraph, none of the Reporting Persons hold any shares of Common Stock or other equity interests of the Company.

(c)

Other than as reported in this Amendment and the Schedule 13D (as amended to date), none of the Reporting Persons has effected any transactions involving the Common Stock or any other equity interests of the Company in the 60 days prior to filing this Amendment.

CUSIP No. 694552100

(d)

As stated above, (i) Edward J. Carpenter holds 12,409 shares of Common Stock, (ii) John D. Flemming holds 9,330 shares of Common Stock, and (iii) Patriot holds a 15.6% equity interest in the Company, in each case, as of September 14, 2018.

(e)

Each Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock following the closing of the transactions contemplated by the Patriot SPA and the Other SPAs (each, as defined below) on September 14, 2018. Accordingly, this is an exit filing and the Reporting Persons’ final amendment to Schedule 13D.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the original Schedule 13D is hereby amended and restated as follows:

Exchange Agreement

On September 14, 2018, the Company entered into an Exchange Agreement (the “Exchange Agreement”) with the Carpenter Funds pursuant to which the Carpenter Funds exchanged an aggregate of 1,467,155 shares of the Common Stock, on a one-for-one basis, for 1,467,155 shares of Series A Non-Voting Preferred Stock.  The Exchange Agreement is attached hereto as Exhibit A and incorporated by reference herein.

Stock Purchase Agreements

Patriot acquired the 2,169,208 shares of Common Stock  and 1,467,155 shares of the Series A Non-Voting Preferred Stock referred to in Item 4 above pursuant to the terms of a Stock Purchase Agreement, dated as of September 14, 2018 (the “Patriot SPA”), by and among the Company, Patriot and the Carpenter Funds.  The Patriot SPA is attached hereto as Exhibit B and incorporated by reference herein. The remaining 3,781,230 shares of Common Stock previously held by the Carpenter Funds were sold to other accredited investors in the Carpenter Disposition Transactions pursuant to stock purchase agreements (the “Other SPAs”) in substantially the form attached hereto as Exhibit C, which is incorporated by reference herein.

Item 7.                       Material to be Filed as Exhibits

Reference is made to the Exhibit Index to this Amendment, the contents of which are incorporated by reference herein.

CUSIP No. 694552100

EXHIBIT INDEX

Exhibit

Exhibit A:	Exchange Agreement (incorporated by reference Exhibit 10.1 to the Company’s Form 8-K filed on September 14, 2018).

Exhibit B:	Patriot SPA.

Exhibit C:	Form of Other SPAs

CUSIP No. 694552100

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2018	CARPENTER COMMUNITY BANCFUND, LP

By: Carpenter Fund Manager, GP, LLC

	By:	/s/ James B. Jones
	Name:	James B. Jones
	Title:	Managing Member

Dated: September 14, 2018	CARPENTER COMMUNITY BANCFUND-A, LP

By: Carpenter Fund Manager, GP, LLC

	By:	/s/ James B. Jones
	Name:	James B. Jones
	Title:	Managing Member

Dated: September 14, 2018	CARPENTER FUND MANAGER GP, LLC

	By:	/s/ James B. Jones
	Name:	James B. Jones
	Title:	Managing Member

Dated: September 14, 2018	/s/ Edward J. Carpenter
Edward J. Carpenter

Dated: September 14, 2018	/s/ John D. Flemming
John D. Flemming

Dated: September 14, 2018	/s/ Howard N. Gould
Howard N. Gould

Dated: September 14, 2018	/s/ Arthur A. Hidalgo
Arthur A. Hidalgo

Dated: September 14, 2018	/s/ James B. Jones
James B. Jones